SE 19008313

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2019
Washington DC

SEC FILE NUMBER
8-67929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Armory Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1230 Rosecrans Avenue, Suite 660
(No. and Street)

Manhattan Beach (City) CA (State) 90266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eben Perison (310) 220-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) TX (State) 77046 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eben Perison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Armory Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached California Certificate

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
} s.s.
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 19, by Eben Person and

Name of Signer (1)

________________________, proved to me on the basis of

Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

____
Signature of Notary Public

EVA CONE-LOMBARTE
Notary Public - California
Los Angeles County
Commission # 2256119
My Comm. Expires Aug 26, 2022

____
For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ______________________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

Contents

weaver
Assurance • Tax • Advisory

Austin | Conroe | Dallas | Fort Worth | Houston
Los Angeles | Midland | New York City | San Antonio

Report of Independent Registered Public Accounting Firm

To the Member
Armory Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Armory Securities, LLC (the Company) as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditors since 2015.

Houston, Texas
February 28, 2019

Weaver and Tidwell, L.L.P.
24 Greenway Plaza, Suite 1800 | Houston, Texas 77046
Main: 713.850.8787 | Fax:713.850.1673
CPAs AND ADVISORS | WEAVER.COM

Armory Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	386,058
Accounts receivable		955,324
Prepaid expenses		26,059
Total assets	$	1,367,441
Liabilities and Member's Capital		
Due to affiliate	$	215,702
Due to registered representatives		73,604
Accounts payable and accrued expenses		70,982
Unearned revenue		5,000
Total liabilities		365,288
Member's capital		1,002,153
Total liabilities and member's capital	$	1,367,441

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Armory Securities, LLC (the "Company") is a Delaware limited liability company with the purpose of conducting business as a broker-dealer. The Company's primary business is investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The following is a summary of the Company's significant accounting policies:

The Company follows Generally Accepted Accounting Principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Cash consists of demand deposits at U.S. financial institutions. Such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers the credit risk of such financial institutions to be remote and has not experienced and does not expect to experience any losses in any such accounts.

Accounts Receivable: Accounts receivable represent amounts due from customers for services provided, investment banking fees due or expense reimbursements due, all pursuant to the terms of the Company's contracts with its customers. Amounts are recorded at the invoiced amount, net of any allowance for doubtful accounts, and do not typically bear interest. Invoices are due upon receipt and the Company assesses the collectability of the invoices by taking into consideration the aging of accounts receivable, changes in customer credit worthiness, general market and economic conditions, and historical experience.

As of December 31, 2018, the Company had receivables related to revenues from contracts with customers of $955,324, and $531,456 as of December 31, 2017. The Company does not believe there to be any question as to the collectability of its receivables as of December 31, 2018 and has, therefore, not created an allowance as of this date. The Company had no significant impairments related to these receivables during the year ended December 31, 2018. The Company does not require collateral for accounts receivable balances.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision or benefit for income taxes has been made as the Company's taxable income or loss is included in the tax return of the members.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Income tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2018, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states.

Note 2. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as defined, and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital changes from day to day, but at December 31, 2018, the Company had net capital of $118,200, which was $93,847 above its required net capital of $24,353. At December 31, 2018, the Company's net capital ratio was 3.1 to 1.

Note 3. Related-Party Transactions

On October 1, 2014, the Company entered into an expense sharing agreement with Armory Group, LLC ("Armory Group") whereby Armory Group agreed to pay overhead expenses on behalf of the Company. Expenses allocated to the Company are reflected as an expense sharing charge on the accompanying Statement of Operations and include compensation and related costs for personnel, technology, communication, support services and occupancy. In connection with this agreement, the Company incurred expenses of $6,843,643 during the year ended December 31, 2018.

Note 4. Concentration of Credit Risk

The Company maintains its cash account with a financial institution. The total cash balance of the Company is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company monitors such credit risk and has not experienced any losses related to such risks that, at times, may exceed federally insured limits.

Note 5. Member's Capital and Equity Compensation

Member's capital consists of two classes of units that represent membership interests, Class A and B. The Member is not required to make additional contributions anytime and their risk is limited to existing capital balances.

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

The Class B units are intended to constitute "profit interests" within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. The Class B units entitle the holders to pro rata participation in future profits of the Company.

On January 8, 2018, Armory Group purchased all Class A and Class B units in the Company from a minority holder of the units. Subsequent to this transaction, the Company is now wholly owned by Armory Group.

As of December 31, 2018, there are 1,676 outstanding Class A units and 3,444 outstanding and vested Class B units. As of December 31, 2018, Class A member's total capital balance is $328,049 and Class B member's total capital balance is $674,104.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 7. Subordinated Liabilities to Claims of General Creditors

During the year ended December 31, 2018, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2019, the date these financial statements were issued.